UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-54969

BRISTOL-MYERS SQUIBB COMPANY
(Exact name of registrant as specified in its charter)

Route 206 & Province Line Road
Princeton, New Jersey 08543
Telephone: (609) 252-4621
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

$2 Convertible Preferred Stock, $1 Par Value
(Title of each class of securities covered by this Form)

Common Stock, $0.10 Par Value
Celgene Contingent Value Rights
3.200% Notes due 2026
6.800% Notes due 2026
1.125% Notes due 2027
3.250% Notes due 2027
3.450% Notes due 2027
3.900% Notes due 2028
3.400% Notes due 2029
4.900% Notes due 2029
1.450% Notes due 2030
2.973% Euro Notes due 2030
5.100% Notes due 2031
5.750% Notes due 2031
2.950% Notes due 2032
3.363% Euro Notes due 2033
5.900% Notes due 2033
5.200% Notes due 2034
1.750% Euro Notes due 2035
5.875% Notes due 2036
3.857% Euro Notes due 2038
6.125% Notes due 2038
4.125% Notes due 2039
2.350% Notes due 2040
5.700% Notes due 2040
3.250% Notes due 2042
3.550% Notes due 2042
5.250% Notes due 2043
4.500% Notes due 2044
4.625% Notes due 2044
5.500% Notes due 2044
4.289% Euro Notes due 2045
5.000% Notes due 2045
4.350% Notes due 2047
4.550% Notes due 2048
4.250% Notes due 2049
2.550% Notes due 2050
3.700% Notes due 2052
6.250% Notes due 2053
5.550% Notes due 2054
4.581% Euro Notes due 2055
3.900% Notes due 2062
6.400% Notes due 2063
5.650% Notes due 2064
6.875% Notes due 2097
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Zero holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Bristol-Myers Squibb Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 27, 2026	Bristol-Myers Squibb Company

	By:	/s/ Amy Fallone
	Name:	Amy Fallone
	Title:	Senior Vice President and Corporate Secretary